Exhibit 99.2

From: Nick Jensen

Date: June 11, 2012

Re: Dialogic – Stock Option Exchange Program Proposal

Dialogic Colleagues,

Our equity award programs are designed to reward you for your contributions and commitment to Dialogic’s success, and to provide a potential ownership stake in Dialogic’s future. As you know, the market price of Dialogic Inc’s common shares has declined significantly since the fall of 2010. As a result, many employees are holding stock options that are now “underwater”.

In response, we have proposed and our Board of Directors has approved, subject to stockholder approval, a one-time stock option exchange program. If approved by our stockholders, the Company would formally begin a tender offer that would allow each eligible employee to elect to exchange tranches of his or her then-outstanding vested and unvested stock options. These tranches of options must have an exercise price per share above the greater of $1.00 and the closing sale price per share of our common stock on the last day of the tender offer and will be exchanged for new stock option awards covering a lesser number of shares of our common stock, with that number equal to the total number of shares per tendered stock option divided by the option’s original exercise price (capped at $5.00 per share). For example, if an eligible employee tenders a stock option covering 500 shares with an exercise price equal to $6.00 per share, and if the closing trading price on the last day of the tender offer is $0.90, the employee would receive a new option covering 100 shares that would have an exercise price equal to $1.00 per share. Eligible employees will be provided at least 20 business days to decide whether to elect or not to tender his or her options in the exchange program.

The preliminary proxy statement we filed today with the U.S. Securities and Exchange Commission describes the proposed option exchange program in greater detail. Stockholders will vote on this proposal at our Annual General Meeting of Stockholders scheduled for August 8, 2012. It is important to note that we will only offer the exchange program if it is approved by our stockholders; if it is not approved, existing stock options will remain in effect according to their current terms. If the exchange program is approved, and absent extenuating or unexpected circumstances, we expect to commence a tender offer to conduct the exchange offer soon after the Annual General Meeting.

It should be noted that the exchange program may not be offered in certain countries. This may be due to legal restrictions in such countries, unfavorable employee tax treatment as a result of the proposed exchange terms, or the Board otherwise determines it is commercially impractical to offer it in a given jurisdiction.

For your reference, a copy of the preliminary proxy statement is available at www.sec.gov or at the investor relations page at www.dialogic.com. We will not be providing any additional information regarding the proposed option exchange program until such time as the stockholders vote at the Annual General Meeting. However, should you have any questions about the information contained in this memorandum, please direct such questions to:

David Grady, VP-Treasurer – david.grady@dialogic.com

Rosanne Sargent, SVP-HR – rosanne.sargent@dialogic.com

Anthony Housefather, EVP & General Counsel – anthony.housefather@dialogic.com

We believe that this exchange program, if it proceeds, will provide eligible employees with meaningful choices related to their long-term equity awards.

Best Regards,

Nick Jensen

Chairman and CEO

Note: If we proceed with the exchange program, at the time the program begins, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. Employees who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. We will also file these written materials with the U.S. Securities and Exchange Commission (SEC) as part of a tender offer statement upon its commencement. Our stockholders will be able to obtain these written materials and other documents, once filed by the Company with the SEC, free of charge at www.sec.gov. Eligible holders of the Company’s stock options may obtain a written copy of the tender offer documents, when available and free of charge, by contacting Anthony Housefather, Corporate Secretary at 1504 McCarthy Boulevard, Milpitas, California 95035, or through the Company’s website at www.dialogic.com